MANAGEMENT  INFORMATION CIRCULAR

(As at May 8, 2012 (the “Record Date”) and in Canadian dollars, except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Information Circular”) is provided  in connection  with the  solicitation  by  management of  Esperanza Resources Corp. (the  “Corporation”)  of  proxies (“Proxies) from the holders of common shares of the Corporation (“Common  Shares”) in respect of the annual general meeting of shareholders (the “Meeting”) to be held at the time, location and place and for the purposes  set out in the accompanying notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies will be primarily by mail, Proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Corporation’s Proxy solicitation materials to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of Proxies will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed Proxy  have been selected by the directors of the Corporation and have agreed to represent, as proxyholder (“Proxyholder”), the shareholders appointing them.

A shareholder has the right to designate  a person  (who need not be a shareholder) other  than  the Management Designees to represent them at the Meeting. Such right may be exercised by inserting in  the  space  provided   for  that  purpose   on  the  enclosed  Proxy  the  name  of  the  person  to  be designated  and  by deleting  therefrom the names  of the Management Designees, or by completing another proper form of Proxy and delivering it to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how the shareholder’s Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the Proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy). The Proxy must then be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy may be revoked by a shareholder personally attending at the Meeting and voting their Common Shares. A shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing (which includes a Proxy bearing a later date) executed by the shareholder or by their authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, at the office of the transfer agent at the foregoing address, the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada or its registered office at Northwest Law Group (attn: Michael F. Provenzano), Suite 950,  Scotia Tower,  650 West  Georgia  Street,  Box 11587, Vancouver,  British  Columbia V6B  4N8, Canada at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many shareholders do not hold Common Shares in their own name.

Shareholders holding their Common Shares through their brokers, intermediaries, trustees or other parties (collectively, an “Intermediary”), or otherwise not holding their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Corporation’s transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares  are  listed  in  an  account  statement  provided  to  a  Beneficial  Shareholder  by  a  broker,  those Common Shares, in all likelihood, will  not be registered in the shareholder’s name and that shareholder will be a Beneficial Shareholder. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each  Beneficial  Shareholder should  ensure  that voting instructions are communicated to the appropriate party  well in advance of the Meeting.

There are two types of Beneficial Shareholders:  those who do not object to their Intermediary disclosing certain ownership information about them to the Corporation (designated as non-objecting beneficial owners, or “NOBOs”) and those who object to their Intermediary disclosing ownership information about them to the Corporation (designated as objecting beneficial owners, or “OBOs”).

As permitted by NI 54-101, the Corporation has obtained a list of its NOBOs from Intermediaries, and delivered proxy-related materials directly to its NOBOs. As a result, NOBOs will have received a scannable Voting Instruction Form (“VIF”) from their Intermediaries instead of a Proxy. A VIF enables a shareholder to provide instructions to the registered holder of its Common Shares as to how those shares are to be voted at the Meeting and allow the registered holder to provide a Proxy voting the Common Shares in accordance with those instructions. A VIF should be completed and returned as instructed in the envelope provided. As indicated in the VIF, both telephone voting and Internet voting are allowed. The voting instructions of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares will be provided to the registered holders. If the Beneficial Shareholder wishes to attend the Meeting or have someone else (who need not be a shareholder) attend on its behalf, the Beneficial Shareholder may insert, in the space provided in the VIF, the name of such other person and deliver it to Computershare. The nominee should bring personal identification with them to the Meeting. A NOBO may only revoke its VIF in accordance with the procedure established by Computershare.

Only Intermediaries and not the Corporation may seek voting instructions from OBOs for the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by OBOs to ensure that their Common Shares are voted. The majority of brokers now delegate to Broadridge Investor Communications responsibility for obtaining voting instructions from clients which are OBOs, Broadridge mails the materials for the Meeting to OBOs and asks them to return a VIF for compilation. The VIF must be returned to Broadridge well in advance of the meeting in order  to have the Common  Shares voted. An OBO receiving a VIF from Broadridge may not be able to use that   VIF to vote Common  Shares  directly  at the Meeting.  The Corporation does not know  the  names  of OBOs  and,  as a result,  OBOs  will not  be recognized  at  the  Meeting  for the purposes  of voting their Common  Shares  in person  or by Proxy without  following the procedures set out by their Intermediary. An OBO may only revoke its VIF in accordance with the procedure established by its Intermediary.

If the VIF does not allow a Beneficial Shareholder to attend the Meeting or have someone else (who need not be a shareholder) attend on its behalf, the Beneficial Shareholder may request a legal Proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting. The nominee should bring personal identification with them to the Meeting.

Beneficial Shareholders should carefully follow the instructions set out in the VIF.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder having one vote, unless a poll is required (if the number of Common Shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively.

Each Shareholder may instruct their Proxyholder or nominee how to vote their Common Shares by completing the blanks on the Proxy or VIF. All Common Shares represented at the Meeting by properly executed Proxies and VIFs will be voted or withheld from voting on any poll and, where a choice with respect to any matter to be acted upon has been specified, such Common Shares will be voted in accordance  with  such  specification.  In  the  absence  of  any  such  specification   as  to  voting,  the Management Designees, if named  as Proxyholder or nominee, will vote in favour  of the matters set out therein.

The  enclosed Proxy  or  VIF  confers  discretionary authority upon  the  Management Designees, or other  person  named  as Proxyholder or nominee,  with respect  to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware  of any amendments to, variations of or other matters which may come before the Meeting. If other matters come before the Meeting, then  the  Management Designees intend  to vote in accordance with  the  recommendations  of the Board of Directors of the Corporation (the “Board”).

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested shareholder approval, Common Shares held by shareholders who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

QUORUM

The Articles of the Corporation provide that a quorum for the transaction of business at any meeting of shareholders shall be two shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS  THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at the Record Date, the Corporation had 51,432,321 Common Shares issued and outstanding. There are no other shares issued or outstanding of any class. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

To the knowledge of the directors and Executive Officers (as hereinafter defined in “Statement of Executive Compensation”) of the Corporation and based on public filings, no person, firm or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percentage of Outstanding Common Shares
Sprott Inc.(1)	8,346,563	16.22%

(1)

Sprott Inc. is a public company based in Toronto, Ontario, the shares of which trade on the Toronto Stock Exchange.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended December 31, 2011) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

A.         Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Corporation

means each of the following individuals:

(a)

a chief executive officer (“CEO”) of the Corporation during the most recently completed financial year;

(b)

a chief financial officer (“CFO”) of the Corporation during the most recently completed financial year; and

(c)

each  of  the  Corporation’s  three  most  highly  compensated  executive  officers,  or individuals acting in a similar capacity, other than the CEO and CFO, during the most recently completed financial year if their individual total compensation was more than $150,000 for that financial year.

B.         Compensation Discussion and Analysis

The  Compensation  Committee  of  the  Board  is  responsible  for  ensuring  that  the  Corporation  has appropriate procedures for executive compensation and making recommendations to the Board with respect  to  the  compensation  of  the  Corporation’s  executive  officers.  The  Compensation  Committee ensures that total compensation paid to all NEOs is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors and granting stock options to the directors, officers and employees of, and consultants to, the Corporation pursuant to the Corporation’s Stock Option Plan (the “Option Plan”).

The  Compensation  Committee is  currently comprised  of  Andrew  Swarthout (Chairman),  Marcel  de Groot, and Brian Bayley, each of whom is an independent director. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

On May 2, 2012 Messrs, Ristorcelli and Elliott resigned from the Board of Directors, and Messrs, de Groot and Swarthout were elected to fill the vacancies created. The compensation committee was then reconstituted to appoint Messrs, Swarthout and de Groot.

Philosophy

The philosophy used by the Compensation Committee in determining compensation is that the compensation should (i) reflect the Corporation’s current state of development, (ii) reflect the Corporation’s performance, (iii) reflect individual performance, (iv) align the interests of executives with those of the shareholders, (v) assist the Corporation in retaining key individuals, and (vi) reflect the Corporation’s overall financial status.

Compensation Components

The compensation of the NEOs is comprised primarily of (i) base salary; (ii) annual incentive bonus; and (iii) long-term incentive in the form of stock options granted in accordance with the Stock Option Plan.

In establishing levels of compensation and granting stock options, the executive’s performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development industry are considered as well as taking into account the financial and other resources of  the  Corporation.  The  Management  of  the  Corporation  that  was  in  place  during  the  year  ended December 31, 2012 conducted a survey of approximately 21 junior mining companies with market capitalizations ranging from $9 million to $176 million and took into consideration the levels of compensation paid to the CEO, President, CFO, Vice-President, Vice-President of Exploration and directors. The companies included in the survey were:  Almaden Minerals Ltd., Andina Minerals Inc., Candente Gold Corp., Cardero Resource Corp., Colombian Mines Corporation, Cornerstone Capital Resources Inc., Eurasian Minerals Inc., Full Metals Minerals Ltd., Golden Predator Mines Inc., Iron Creek Capital Corp., Kiska Metals Corporation, Lara Exploration Ltd., Mansfield Minerals Inc., Midway Gold Corp., Miranda Gold Corp., Mirasol Resources Ltd., Orsu Metals Corporation, Prodigy Gold Inc., Radius Gold Inc., Riverside Resources Inc., and Sunridge Gold Corp.

Stock options already held by NEOs are considered in granting new options. The Corporation grants an incentive stock option to each of its directors and executive officers following the Corporation’s annual general meeting. Each director has generally been granted options to purchase 75,000 shares while the number of stock option grants to the officers has varied according to the foregoing factors.

The Compensation Committee also relies on the experience of its members as officers and directors at other publicly traded junior mining companies in assessing compensation levels. These other companies are identified under the heading “Disclosure of Corporate Governance Practices – Directorships” of this Information Circular. The purpose of this process is to:

●

understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

●

identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

●

establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the board considers the Corporation’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation  levels  within  the  peer  group  and  particular  skills,  such  as  leadership  ability  and management  effectiveness,  experience,  responsibility  and  proven  or  expected  performance  of  the particular individual. The Compensation Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Annual Incentive Bonuses

Awards under the annual incentive plan are made by way of cash bonuses based, in part, on the Corporation’s success in reaching it objectives and in part on individual performance. The Compensation Committee and the Board approve annual incentives.

The Board and the Compensation Committee review corporate performance objectives during the year. In 2011, the principal objectives included:

●

expanding the mineralization identified in one or more of the Corporation’s properties in Mexico and Peru;

●

maintaining compliance with the regulatory and disclosure framework;

●

increasing investor interest in, and analyst coverage of, the Corporation;

●

increasing market capitalization and the Corporation’s working capital; and

●

maximizing shareholder value.

The success of the NEOs’ contributions to the Corporation reaching its overall goals is a factor in determining each NEO’s annual bonus. The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day to day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual bonuses for the NEOs.

Long Term Incentive

The Option Plan is designed to encourage Common Share ownership and entrepreneurship on the part of the senior management and other employees. The Compensation Committee believes that the Option Plan aligns the interests of the NEOs’ with the interests of shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

Options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs in the last financial year were recommended by the Compensation Committee and approved by the Board. In monitoring stock option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

●

the exercise price for each option granted;

●

the date on which each option is granted;

●

the vesting terms, if any, for each stock option; and

●

the other materials terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan.

C.         Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the Corporation’s last three financial years.

Name and principal position	Year Ended December 31	Salary ($)	Share- based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation		Pension value ($)	All Other Compensation ($) (10)	Total Compensation ($)
					Annual incentive plans ($)	Long term incentive plans ($)
William J. Pincus(1) President & CEO	2011 2010 2009	160,762 153,722 171,352	Nil Nil Nil	64,194(3) 199,656(4) 32,427(5)	50,995(6) 50,010(7) 52,470(8)	Nil Nil Nil	Nil Nil Nil	273,096 Nil Nil	549,047 403,388 256,249
David L. Miles CFO	2011 2010 2009	49,800(9) 48,500(9) 49,600(9)	Nil Nil Nil	31,776(3) 29,948(4) 14,008(5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	10,000 Nil Nil	91,576 29,948 14,008
J. Stevens Zuker Senior Vice-President	2011 2010 2009	117,892 112,729 125,658	Nil Nil Nil	48,146(3) 99,828(4) 24,320(5)	25,498(6) 25,005(7) 26,235(8)	Nil Nil Nil	Nil Nil Nil	75,988 Nil Nil	267,524 237,562 176,213
Paul J. Bartos VP & Chief Geologist	2011 2010 2009	117,892 112,729 125,658	Nil Nil Nil	48,146(3) 133,104(4) 24,320(5)	25,498(6) 25,005(7) 26,235(8)	Nil Nil Nil	Nil Nil Nil	75,988 Nil Nil	267,524 270,888 176,213
William D. Bond VP, Exploration	2011 2010 2009	117,892 112,729 125,658	Nil Nil Nil	48,146(3) 99,828(4) 24,320(5)	25,498(6) 25,005(7) 26,235(8)	Nil Nil Nil	Nil Nil Nil	75,988 Nil Nil	267,524 237,562 176,213

(1)

On May 2, 2012 Mr. Pincus resigned as President and CEO and Mr. Greg Smith was appointed as President and CEO. Mr. Smith was also elected to the Board of Directors. Mr. Pincus was appointed as Chairman of the Board of Directors.

(2)

The “grant date fair value” has been determined by using the Black-Scholes model. See discussion below.

(3)

The stock option benefit is the grant date fair value using the following assumptions: stock price - $1.49 exercise price - $1.49, an option life of 5 years, a risk-free interest rate of 1.57% and a volatility of 63%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on December 31, 2011.

(4)

The stock option benefit is the grant date fair value using the following assumptions: stock price - $1.43 exercise price -  $1.43, an option life of 3 years, a risk-free interest rate of 1.44% and a volatility of 69.6%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on December 31, 2010.

(5)

The stock option benefit is the grant date fair value using the following assumptions:  stock price - $0.69, exercise price - $0.69, an option life of 3 years, a risk-free interest rate of 0.92% and a volatility of 71%. Please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on December 31, 2009.

(6)

These amounts represent discretionary cash bonuses related to 2011 which were not recognized, accrued or paid out until 2012.

(7)

These amounts represent discretionary cash bonuses related to 2010 which were not recognized, accrued or paid out until 2011.

(8)

These amounts represent discretionary cash bonuses related to 2009 which were not recognized, accrued or paid out until 2010.

(9)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Mr. Miles’s remuneration is paid by Seabord.  See “Management Contracts” for a description of the material terms of the Management Services Agreement.

(10)

These amounts represent a discretionary cash bonus that was paid in recognition of the significant efforts and contributions made by the NEO’s towards the discovery and development of the San Luis Project in Peru and the subsequent sale of the Corporation’s interest in the Project to Silver Standard Resources Inc. in 2011.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each director (based on Common Share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

See  “E.  Employment Agreements” for  a  description  of  the  material  terms  of  the  employment  and consulting agreements with the NEOs.

D.         Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out, for each NEO, the incentive stock options to purchase Common Shares (option-based awards) held as of December 31, 2011. The closing price of the Common Shares on the TSX Venture Exchange on December 31, 2011 was $1.19.

	Option-based Awards				Share-based Awards
Name & Position	Number of securities underlying unexercised options (vested- unvested)	option exercise price (per share)	Option expiration date (m/d/y)	Value of unexercised "in-the-money" options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
William J. Pincus CEO	100,000 - 0 100,000 - 0 300,000 - 0	$1.40 $0.69 $1.43	2/8/2013 5/22/2014 6/8/2015	$0 $50,000 $0	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David L. Miles CFO	50,000 - 0 45,000 - 0 49,500 - 0	$1.40 $1.43 $1.49	2/8/2013 6/8/2015 6/10/2016	$0 $0 $0	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
J. Stevens Zuker Senior Vice-President	75,000 - 0 65,000 - 0 150,000 - 0 75,000 - 0	$1.40 $0.69 $1.43 $1.49	2/8/2013 5/22/2014 6/8/2015 6/10/2016	$0 $32,500 $0 $0	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Paul J. Bartos VP & Chief Geologist	75,000 - 0 200,000 - 0 75,000 - 0	$1.40 $1.43 $1.49	2/8/2013 6/8/2015 6/10/2016	$0 $0 $0	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William D. Bond VP, Exploration	75,000 - 0 150,000 - 0 75,000 - 0	$1.40 41.43 $1.49	2/8/2013 6/8/2015 6/10/2016	$0 $0 $0	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

The Compensation Committee’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of  the  NEO.  Therefore,  are,  therefore,  no  formulae  followed  or  performance  goals  or  significant conditions which must be met before options will be granted. Options are always granted at the prevailing market price of the Shares.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William J. Pincus CEO	64,194	Nil	Nil
David L. Miles CFO	31,776	Nil	Nil
J. Stevens Zuker Senior Vice-President	48,146	Nil	Nil
Paul J. Bartos VP & Chief Geologist	48,146	Nil	Nil
William D. Bond VP, Exploration	48,146	Nil	Nil

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the NEOs.

Name	Securities Acquired on Exercise (#)	Exercise Price ($)	Date of Exercise (m/d/y)	Aggregate Value Realized (1) ($)
William J. Pincus CEO	100,000	$1.56	5/09/2011	$15,000
David L. Miles CFO	Nil	N/A	N/A	Nil
J. Stevens Zuker Senior Vice-President	10,000	$0.69	7/11/2011	$9,500
Paul J. Bartos VP & Chief Geologist	Nil	N/A	N/A	Nil
William D. Bond VP, Exploration	Nil	N/A	N/A	Nil

 (1)

Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted during the Corporation’s last completed financial year to the NEOs.

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted (#)	Exercise Price ($)	Expiry Date (m/d/y)
William J. Pincus CEO	6/10/2011	100,000	$1.49	6/10/2016
David L. Miles CFO	6/10/2011	49,500	$1.49	6/10/2016
J. Stevens Zuker Senior Vice-President	6/10/2011	75,000	$1.49	6/10/2016
Paul J. Bartos VP & Chief Geologist	6/10/2011	75,000	$1.49	6/10/2016
William D. Bond VP, Exploration	6/10/2011	75,000	$1.49	6/10/2016

E.         Employment Agreements

Pursuant  to  an  agreement  effective  November  1,  2007  and  as  amended  on  March  1,  2011,  the Corporation, through its wholly-owned United States subsidiary, Esperanza Services, Inc., retained William J. Pincus to act as its President and Chief Executive Officer at the rate of US$165,000 per annum plus medical and dental benefits. The agreement may be terminated on reasonable notice by either party subject to Section G “Termination and Change of Control Benefits”, below. As a result of Mr. Pincus’ resignation as President and CEO he is entitled to elect to terminate his involvement with the Corporation and receive payment as if his resignation was the result of a change of control. Pursuant to an agreement dated May 2, 2012 Mr. Pincus has accepted the appointment as Chairman of the Board of Directors of the Corporation, at a rate of retainer equal to one-half of his current salary, to be paid quarterly.

Pursuant to agreements effective November 1, 2007 and as amended on March 1, 2011, the Corporation retained, through Esperanza Services, Inc., J. Stevens Zuker to act as its Senior Vice-President, Paul J. Bartos to act as its Vice-President & Chief Geologist and William D. Bond to act as its Vice- President, Exploration at salaries of US$121,000 each plus medical and dental benefits. Each agreement can be terminated by reasonable notice from either party subject to Section G. “Termination and Change of Control  Benefits” as  described  below.  As  a  result  of  the  changes  to  the  Board  of  Directors  and management of the Corporation, each of Messrs. Zuker, Bartos and Bond are permitted to terminate their employment with the Corporation and to receive payment as if their termination was the result of a change of control. Mr. Bond has agreed to continue his employment with the Corporation until December 31, 2012.

F.         Pension Plan Benefits

The Corporation does not have a pension plan or deferred compensation plan.

G.         Termination and Change of Control  Benefits

The Corporation does not have written contracts with any employees of the Corporation (collectively, the “Covered Employees”) respecting the resignation, retirement or other termination of employment of any Covered Employee resulting from a Change of Control (as defined below) of the Corporation (“Termination of Employment”, as further defined below). To provide for the compensation of Covered Employees on Termination of Employment, the Corporation has implemented this Employment Termination Compensation Plan (the “Plan”).

In the event of a Change of Control of the Corporation which results, within the next six months, in a Termination of Employment of a Covered Employee, such Covered Employee shall be entitled to compensation, payable within five days of such Termination of Employment, as follows:

Covered Employee	Compensation
Chief Executive Officer	2 times Base Salary
Vice-President	1 times Base Salary
Any other Covered Employee	1/6 of Base Salary for each year of employment not to exceed 1 times base salary.

In this Plan, the following terms have the following meanings:

“Base Salary”  means the annual salary of the Covered Employee (plus the amount paid in such year on behalf or in respect of the Covered Employee for health insurance) in effect immediately prior to the Change of Control or Termination of Employment, whichever is greater, but excluding any bonus or other payment in respect of merit of the Covered Employee’s job performance, any stock options, pension and other benefits, any of which are paid or became payable within such year.

“Change   of  control”   means  any  change  in  the  beneficial  ownership  of  the  voting  shares  of  the Corporation as a result of which a person, a group of persons ‘acting jointly or in concert’ or persons ‘associated’ or ‘affiliated’ with any such person(s) or group(s), as such words and phrases are used in the Securities Act (British Columbia), are in a position to exercise effective control of the Corporation, and any  such  person(s)  or  group(s)  directly  or  indirectly  owning  or  controlling  voting  shares  of  the Corporation in excess of 30% of the votes attaching to all voting shares of the Corporation shall be deemed to be in a position to exercise effective control of the Corporation.

“Termination of Employment” means any involuntary or coerced resignation, or other termination of employment of any Covered Employee directly or indirectly resulting from a Change of Control and includes  the  occurrence  of  any  of  the  following  events  after  a  Change  of  Control,  if  the  Covered Employee does not consent thereto:

(a)

a material change in office held or employment;

(b)

a material change in the nature or scope of duties;

(c)

a requirement to change the place of employment by more than 100 miles;

(d)

a reduction in remuneration;

(e)

a withdrawal or substantial reduction of benefits or privileges of employment; or

(f)

exclusion from or substantial reduction of participation in any incentive compensation plans in which the Covered Employee was a participant.

This Plan is not in substitution for, or replacement of, any additional or other compensation to which a Covered Employee may be entitled under statute or common law and no legal rights of any Covered Employee are adversely affected by this Plan.

The following table sets out the payments to which each Covered Employee would be entitled if a Termination of Employment had occurred on December 31, 2011.

Covered Employee	Compensation
William J. Pincus CEO	$336,567
J. Stevens Zuker Senior Vice-President	$123,408
Paul J. Bartos Vice-President & Chief Geologist	$123,408
William D. Bond Vice-President, Exploration	$123,408
Non NEOs	$419,415

H.

Director  Compensation

The following table describes director compensation for non-executive (independent) directors for the year ended December 31, 2011.

Name	Fees earned ($) (2)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Brian E. Bayley	23,500	Nil	32,097(3)	Nil	Nil	Nil	55,597
Steven J. Ristorcelli(1)	22,500	Nil	32,097(3)	Nil	Nil	Nil	55,597
George D. Elliott(1)	25,000	Nil	32,097(3)	Nil	Nil	Nil	55,597

(1)

Messrs, Elliot and Ristorcelli resigned from the Board of Directors of the Corporation on May 2, 2012. Messrs, Elliot and Ristorcelli have agreed to provide consulting services to the Corporation on a on-going basis.

(2)

The compensation paid for board and committee retainer fees and meeting fees.

(3)

The stock option benefit is the grant date fair value using the Black-Scholes option pricing model, as described below, using the following assumptions:   stock price - $1.49, exercise price - $1.49, an option life of 5 years, a risk-free interest rate of 1.57% and a volatility of 63%.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-Based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in the other columns. The value of the in-the-money options currently held by each director (based on Common Share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

The fees payable to the independent directors of the Corporation are for their services as directors and as members of committees of the Board as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	15,000 (Member)	500 per meeting	Nil
Audit Committee	5,000 (Chairman) 2,500 (Member)	Nil	Nil
Compensation Committee	2,000 (Chairman) 1,000 (Member)	Nil	Nil
Corporate Governance Committee	2,000 (Chairman) 1,000 (Member	Nil	Nil

The methodology used for determining the remuneration of the Board is similar to that used for the remuneration of NEOs. Remuneration of committee chairmen is determined based on their own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on national and international levels – and industry norms for such remuneration. Levels of remuneration of directors, committee members and committee chairmen are usually first informally discussed among the members of the Compensation Committee before being formally considered and approved by the Board.

Share-Based and Option-Based Awards to Directors

The  following  table  sets  out  for  each  independent  director  the  incentive  stock  options  to  purchase Common Shares (option-based awards) held as of the end of the Corporation’s last completed financial year. The closing price of the Common Shares on the TSX Venture Exchange on December 31, 2011 was $1.19.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised "in-the-money" options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)

Brian E. Bayley
	75,000	$1.40	2/8/2013	$0	Nil	Nil	Nil
	50,000	$0.69	5/22/2014	$25,000	Nil	Nil
	75,000	$1.43	6/8/2015	$0	Nil	Nil
	50,000	$1.49	6/10/2016	$0	Nil	Nil

Steven J.	75,000	$1.40	2/8/2013	$0	Nil	Nil	Nil
Ristorcelli(1)	50,000	$0.69	5/22/2014	$25,000	Nil	Nil
	75,000	$1.43	6/8/2015	$0	Nil	Nil
	50,000	$1.49	6/10/2016	$0	Nil	Nil

George D. Elliott(1)	90,000	$0.69	10/6/2013	$45,000	Nil	Nil	Nil

	75,000	$1.43	6/8/2015	$0	Nil	Nil
	50,000	$1.49	6/10/2016	$0	Nil	Nil

(1)

Messres, Elliot and Ristorcelli have resigned from the Board of Directors of the Corporation on May 2, 2012.

Messres, Elliot and Ristorcelli have agreed to provide consulting services to the Corporation on an on-going basis.

The Compensation Committee’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the directors. Therefore, are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted. Options are always granted at the prevailing market price of the Shares.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each director, the values of all incentive plan awards which vested or were earned during the Corporation’s last completed financial year.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian E. Bayley	32,097	Nil	Nil
Steven J. Ristorcelli	32,097	Nil	Nil
George D. Elliott	32,097	Nil	Nil

Option-based Awards Exercised During the Year

The following table sets forth, for each director, the particulars of option-based awards exercised during the Corporation’s last completed financial year.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized (1) ($)
Brian E. Bayley	Nil	N/A	N/A	Nil
Steven J. Ristorcelli	75,000	$1.56	4/20/2011	$23,250
George D. Elliott	Nil	N/A	N/A	Nil

(1)

Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired.

Option-based Awards Granted During the Year

The following table sets forth the particulars of option-based awards granted to the directors during the Corporation’s last completed financial year.

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)
Brian E. Bayley	6/10/2011	50,000	$1.49	6/10/2016
Steven J. Ristorcelli	6/10/2011	50,000	$1.49	6/10/2016
George D. Elliott	6/10/2011	50,000	$1.49	6/10/2016

Management Contracts

Pursuant to a management service agreement dated January 1, 2009 and as amended January 1, 2010, between the Corporation and Seabord Services Corp. (“Seabord”)  of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation paid $16,400 per month to Seabord in consideration of Seabord providing office, reception, secretarial, accounting and corporate records services to the Corporation, including the services of the CFO and Corporate Secretary.

Seabord is a private company wholly-owned by Michael D. Winn of Laguna Beach, California.

Description  of Option Plan

The following section discusses the current Option Plan of the Corporation.   At the Meeting the shareholders will be asked to consider, and if thought advisable, approve an amendment to the Option Plan to amend the Option Plan to provide for a fixed option plan.  See the section below “Amendment to Stock Option Plan”.

The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management company and consultants to the Corporation (collectively the “Optionees”)  and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board, based on the recommendations of the Compensation Committee, may grant options to Optionees in consideration of them providing their services to the Corporation or a subsidiary. The number of Common Shares subject to each option is determined by the Board or Committee within the guidelines established by the Option Plan. The options enable the Optionees to purchase Common Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of Common Shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.

The number of Common  Shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the issued Common Shares.

2.

The number of Common Shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a)

no Optionee can be granted options during a 12 month period to purchase more than

(i)

5% of the issued Common Shares unless disinterested shareholder approval has been obtained (such approval has not been sought), or

(ii)

2% of the issued Common Shares, if the Optionee is a consultant, and

(b)

the  aggregate  number  of  Common  Shares  subject  to  options  held  by  all  Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Approval by disinterested shareholders must be obtained (such approval has not been, nor is it intended to be, sought), if options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, shall not result, at any time, in

(a)

the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding Common Shares at the time of granting,

(b)

the grant to insiders, within a one year period, of options to purchase that number of Common Shares exceeding 10% of the outstanding Common Shares, or

(c)

the issuance to any one insider and such insider’s associates, within a one year period, of Common Shares totalling in excess of 5% of the outstanding Common Shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per Common Share and the closing trading price of the Common Shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America (“USA”) and owns (determined in accordance with such laws) greater than 10% of the Common Shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.

The options may be exercisable for up to ten years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Corporation, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board or the Compensation Committee may impose additional vesting requirements and, subject to obtaining any required approval from  the Exchange, may authorize all unvested options to vest immediately. If there is a ‘change of control’ of the Corporation (due to a take-over of the Corporation or a similar event), all unvested options, subject to obtaining any required approval from the Exchange, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management corporation and within a period thereafter not exceeding the earlier of:

(a)

the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant to, the Corporation at the request of the Board or for the benefit of another director or officer unless the Optionee is subject to the tax laws of the USA, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

(c)

if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any of such positions, the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.

No financial assistance is available to Optionees under the Option Plan.

10.

Any amendments to outstanding stock options are subject to the approval of the Exchange and, if required by the Exchange, of the  shareholders of the Corporation, possibly with only ‘disinterested shareholders’ being entitled to vote. Disinterested shareholder approval must be obtained prior to the reduction of the exercise price (including the cancellation and re-issuance of options so as to effectively reduce the exercise price) of options held by insiders of the Corporation. (including the cancellation and re-issuance of options so as to effectively reduce the exercise price).

No options have been granted under the Option Plan which are subject to shareholder approval. The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Repricing  of Stock Options

The Corporation did not make any downward repricing of stock options or stock appreciation rights during the year.

CORPORATE GOVERNANCE

National Policy 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating  to  the  Corporation  and  its  business.  The  Board  is  responsible  for  protecting  shareholders’ interests and ensuring that the incentives of the shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for selecting the President and appointment senior management and for monitoring their performance.

The Board considers that the following directors are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the directors’ ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding:  Brian E. Bayley, William Pincus, Marcel de Groot and Andrew Swarthout. The Board considers that Greg Smith, the President and CEO of the Corporation, is not independent because he is a member of management.

Directorships

Certain of the directors are presently a director of one or more other public companies, as follows:

Director	Other Issuer
William J. Pincus	Global Minerals Ltd.
Brian E. Bayley

American Vanadium Corp.

Bearing Resources Ltd.

Cypress Hills Resource Corp.

Eurasian Minerals Inc.

Kirkland Lake Gold Inc.

Kramer Capital Corp.

Nimin Energy Corp.

Sprott Resource Lending Corp.

TransAtlantic Petroleum Corp.

Marcel de Groot	Keegan Resources Inc. Luna Gold Corp. Sandstorm Metals & Energy Ltd. Waterloo Resources Ltd.
Andrew Swarthout	Bear Creek Mining Corp. Rio Cristal Resources Corporation Sandstorm Gold Ltd. Sandstorm Metals & Energy Ltd.

Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background since each new director  brings  a  different  skill  set  and  professional  background.  Once  that  assessment  has  been completed, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director

The second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Corporation has a Board Policy Manual that provides a comprehensive introduction to the Board and its committees.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

(a)

the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and

(b)

there  is  a  technical  presentation  at  Board  meetings,  focusing  on  either  a  particular property or a summary of various properties. The ‘question and answer’ portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board

•

has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants.

•

has  established a Whistleblower Policy which details complaint procedures for financial concerns.

•

encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

•

is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (“MD&A”) and press releases prior to distribution.

•

relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

•

actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations  Act, as  well as  the  relevant  securities regulatory instruments,  to  ensure  that  directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

Nomination  of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Corporate Governance Committee, the members of which are listed under “Particulars  of Matters to be Acted Upon – 4. Election of Directors” and which is composed entirely of independent directors, regarding:

(a)

the appropriate size of the Board, the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

(b)

the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established the following committees. See “Particulars  of Matters to be Acted Upon - 4. Election of Directors” for the members of the committees. The functions of these committees are described below.

Compensation  Committee:  The  Compensation  Committee  is  responsible  for  the  review  of  all compensation (including stock options) paid by the Corporation to the Board, senior management and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is composed of independent directors.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures. The Committee is composed of independent directors.

Assessments

The Board has not, as yet, adopted any formal procedures for regularly assessing the effectiveness of the Board, its Committees or individual directors with respect to their effectiveness and contributions. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Board, its committees or the individual directors compared to their expectation of performance.  In doing so, the contributions of an individual director are informally monitored by the other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators requires the Corporation’s Audit Committee to meet certain requirements. It also requires the Corporation to disclose in this Information Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee of the Board is principally responsible for

•

recommending to the Board the external auditor to be nominated for election by the Corporation’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

•

overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Company’s financial reporting.

•

pre-approving all non-audit services to be provided to the Company, by the auditor.

•

reviewing the Corporation’s annual and interim financial statements, MD&A and press releases regarding  earnings  before  they  are  reviewed  and  approved  by  the  Board  and  publicly disseminated by the Corporation.

•

reviewing  the  Corporation’s  financial  reporting  procedures  and  internal  controls  to  ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Company’s auditor reports directly to the Audit Committee.

The Audit Committee’s  Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as a schedule to this Information Circular.

Composition  of the Audit Committee

The Audit Committee consists of three directors. Unless it is a ‘Venture Issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the USA other than the over-the-counter market, or a market outside of Canada and the USA) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Corporation is a ‘Venture Issuer’ (its securities are listed on the TSX Venture Exchange, but are not listed or quoted on any other exchange or market) it is exempt from this requirement. In addition, the Corporation’s governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. The Audit Committee complies with this requirement as all of its members are independent.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
Marcel de Groot(3)	Yes	Yes
Andrew Swarthout(3)	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ wi th the Corporation. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexi ty of the issues that can reasonably be expected to be raised by the Corporation’s financial stat ements.

(3)

Messrs, de Groot and Swarthout were appointed to the Audit Committee on May 11, 2012 replacing Messers, Ristorcelli and Elliot who resigned from the Board of Directors of the Company on May 2, 2012.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.

an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.

an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience

Brian E. Bayley	B.A. (Hon) – 1977 University of Victoria Victoria, BC M.B.A – 1979 Queen’s University Kingston, ON

Mr. Bayley is currently a director and Resource Lending Advisor for Sprott Resource Lending Corp., a TSX Exchange and NYSE Amex listed resource lending corporation. Prior thereto, Mr. Bayley also held the following positions with that company:   President and CEO from May 2009 to September  2010;  Co-Chairman  from January 2008 to May 2009; President from July 2003 to January 2008; and Chief Executive Officer from July 2003 to May 2008.   Mr. Bayley has been the President and a director of Ionic Management Corp., a private management company, since December 1996.  He has also served as a director and/or officer of numerous other public companies.

Marcel de Groot	C.A. – 1999 Institute of Chartered Accountants of British Columbia Vancouver, BC B.Comm – 1999 University of British Columbia Vancouver, BC

Mr. de Groot is a founder and President of Pathway Capital Ltd., a private venture capital company. Mr. de Groot is also a director of several public companies. Mr. de Groot serves on the audit committees of several public companies.

Andrew Swarthout	B.S. Geosciences – 1974 University of Arizona Tuscan, Arizona P.Geo. – 2003 American Institute of Professional Geologists Thornton, Colorado	Mr. Swarthout is the CEO and director of Bear Creek Mining Corp. In Addition, Mr. Swarthout is a director of several public companies.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Audit Committee only.”   Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions  in NI 52-110 regarding De Minimis Non-audit  Services or on a Regulatory Order Generally

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on:

1.

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Corporation’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Corporation, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit); or

2.

an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2011	$34,000	$13,000	0	0
December 31, 2010	$30,000	0	0	0

(1)

The aggregate fees billed by the Corporation’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the ‘Audit Fees’ column. These fees are related to the auditor re views of the Corporation’s Form 20-F Annual Report, and the Corporation’s first quarter interim financial statements in relation to the compliance and conversion to International Financial Reporting Standards.

(3)

The aggregate fees billed for professional services rendered by the Corporation’s auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Corporation’s corporate tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Reliance on Exemptions  in NI 52-110 regarding Audit Committee  Composition  & Reporting Obligations

Since the Corporation is a Venture Issuer, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit  Committee’  above)  and  Part  5  Reporting  Obligations  of  NI  52-110  (which requires certain prescribed disclosure about the Audit Committee in the Corporation’s Annual Information Form, if any, and this Information Circular).

INDEBTEDNESS  OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or who at any time during the last financial year was a director or Executive Officer or employee of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	3,826,000	$1.35	1,277,232
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	3,826,000	$1.35	1,277,232

(1)    Assuming outstanding options, warrants and rights are fully vested.

(2)    Excluding the number of shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

INTEREST OF CERTAIN  PERSONS

AND COMPANIES IN MATTERS  TO BE ACTED UPON

Other than disclosed in this Information Circular, the Corporation is not aware of any material interest of any director or nominee for director, or Executive Officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors except for the current and future directors and Executive Officers of the Corporation and its subsidiaries, if any, inasmuch as, in the following year, they may be granted options to purchase Common Shares pursuant to the Option Plan, approval of which will be sought at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s Management’s Discussion & Analysis for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and which, upon request, the Corporation will promptly provide free of charge (see ‘Additional Information’ below), there are no material interests, direct or indirect, of current directors, Executive Officers, any persons nominated for election as directors, or any shareholder who beneficially owns, directly or indirectly, more than 10 percent of the outstanding Common Shares, or any know associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS  TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Audit Report, Financial Statements & Management’s Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the Management’s Discussion & Analysis for the year ended December 31, 2011, all of which will be tabled at  the  Meeting.  No  approval  or  other action  needs to  be taken  at  the  Meeting in  respect  of  these documents.

2. Appointment and Remuneration of Auditor

The  firm  of  DeVisser  Gray  LLP,  Chartered  Accountants, of Suite 401, 905 West Pender Street, Vancouver, British Columbia, is currently the Auditor of the Corporation. Unless otherwise  directed, it is the intention  of the Management Designees to vote the Proxies in favour of an ordinary resolution to appoint the firm of DeVisser Gray, Chartered Accountants, as the Auditor. The  ordinary resolution  also authorizes the Board to approve  the compensation of the Auditor.

3. Set Number of Directors to be Elected

Shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution setting the number of directors to be elected at the Meeting.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention  of the Management Designees, if named  as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at five (5).

4. Election of Directors

During the financial year ended December 31, 2011 the Corporation had four (4) directors. On May 2, 2012, the Board of Directors was reconstituted to provide for five (5) directors, three (3) of whom were new members previously not elected. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

Unless  otherwise   directed,  it  is the  intention  of the Management Designees, if  named  as Proxyholder, to vote for the election of the persons  named  in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name, Jurisdiction of Residence and Position	Principal Occupation and Positions Held During Past Five Years (4)	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (5)

William J. Pincus(6) Colorado, U.S.A. Chairman and Director	Chairman of the Corporation.	Director since September 30, 2002	1,296,568

Gregory Smith(6) British Columbia, Canada President, CEO and Director	Chartered Accountant; Previously Chief Financial Officer of Minefinders Corporation Ltd.	Director since May 2, 2012	nil

Brian Bayley(1)(2)(3) British Columbia Canada Director	President and director of Ionic Management Corp. (private management company) and a director of Resource Lending and Advisor of Sprott Resource Lending Corp. (formerly Quest Capital Corp.) a TSX Exchange and NYSE Amex listed resource lending corporation. Director and officer of various public companies.	Director since December 14, 1999	325,000

Andrew Swarthout(1)(2)(3) Colorado, U.S.A. Director	CEO and director of Bear Creek Mining Corp.	Director since May 2, 2012	nil

Marcel de Groot (1)(2)(3) British Columbia, Canada Director	Independent Businessman; President of Pathway Capital Ltd., a Vancouver based private venture capital company.	Director since May 2, 2012	nil

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance Committee.

(4)

Includes occupations for preceding five (5) years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Management Information Circular for that meeting.

(5)

The number of common shares of the Corporation beneficially owned directly or indirectly as at the Record Date.  No director together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Corporation’s shares.

(6)

Mr. Pincus resigned as President and CEO on May 2, 2012 and was appointed as Chairman of the Board of Directors. Mr. Greg Smith was appointed as President and CEO on May 2, 2012.  In addition Mr. Smith was elected to the Board of Directors of the Corporation on May 2, 2012.

(7)

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and the Corporation or a third party (other than the directors and executive officers of the Corporation acting in that capacity).

Pursuant  to  the  provisions  of  the  Business Corporations  Act (British  Columbia) the  Corporation is required to have an Audit Committee whose members are indicated above. The Corporation does not have an Executive Committee.

No proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i)

while the proposed director was acting as a director, chief executive officer or chief financial officer of that company, or

(ii)

after  the  proposed  director  ceased  to  be  a  director,  chief  executive  officer  or  chief financial officer of that company but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Information Circular, or has been, within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Corporation) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)

has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)

has been subject to, at any time, any penalties or sanctions imposed by

(i)

a court relating to securities legislation or a securities regulatory authority, or

(ii)

a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director,

other than as described below:

1.

Etrion Corporation (formerly Petrofalcon Corporation; Toronto Stock Exchange (“TSX”) listed; Brian E. Bayley – director from November 28, 2001 to June 17, 2008) and Quest Ventures Ltd. (private company; Brian E. Bayley – director and officer from January 1997 to January 2005). On February 27, 2002, the British Columbia Securities Commission issued an order regarding a private placement of securities of Etrion to Quest Ventures Ltd. which prevented the use of certain exemptions in the Securities Act (British Columbia) until Etrion’s shareholders approved the  placement.  Shareholder  approval  was  received  on  May  23,  2002  and  the  Commission reinstated the exemptions for both Etrion and Quest shortly thereafter.

2.

Esperanza Silver Corp.  (TSX-V listed; Brian Bayley – director since December 14, 1999 and William Pincus – the President, CEO and a director since September 30, 2002). In early 2003, the Corporation’s directors and officers became aware it was subject to outstanding cease trade orders in each of Alberta (issued on September 17, 1998) and Québec (issued on August 12, 1997) arising from the failure of previous management to file financial statements and pay filing fees. The financial statements and filing fees were subsequently filed and paid. The orders were rescinded in Québec on May 16, 2003 and in Alberta on August 1, 2003.

3.

American  Natural Energy Corp. (TSX-V listed; Brian Bayley – director since June 1, 2001). In June 2003, each of the Québec, British Columbia and Manitoba Securities Commissions issued a cease trade order for its failure to comply with the financial statement filing requirements. The financial statements and filing fees were subsequently filed and the orders were rescinded in August 2003.

In July 2007, the Québec and British Columbia Securities Commissions, in August 2007, the Ontario Securities Commission and March, 2008, the Manitoba Securities Commission each issued a cease trade order for its failure to file financial statements and MD&A within the prescribed times. The orders were rescinded on October 29, 2008 when it filed the financial statements and paid the filing fees.

5. Amendment to Stock Option Plan

Background Information

The shareholders will be asked to approve amendments to the Company’s stock option plan (discussed below) and to approve the adoption of a restricted share unit plan (see the section “Adoption of Restricted Share Unit Plan”). As part of the changes to the Company’s Board of Directors and management announced on May 2, 2012, the Company will be seeking to retain individuals to assist with the Company’s development and future operations.

The amendments to the stock option plan and the adoption of the restricted share unit plan will permit the Company to be able to attract and retain the necessary individuals by enabling the Company to offer equity-based incentive compensation. The Company’s current stock option plan will only permit the Company to reserve for issuance up to 10% (rolling) of the Company’s issued and outstanding common shares. The amendments to the stock option plan will permit the Company to reserve for issuance a greater number of common shares (taking into account those shares already reserved for issuance under the current stock option plan). The adoption of the restricted share unit plan will also assist the Company by allowing it to issue incentive equity-based compensation to individuals who will be able to assist in the development of the Company (please also see the section “Adoption of Restricted Share Unit Plan” below).

At the Meeting, shareholders will be asked to consider and, if thought fit, approve, subject to the approval of the TSX Venture Exchange, an amendment to the Company’s current 10% stock option plan which allowed for the granting of up to 10% of the issued and outstanding shares of the Company from time to time. The Board proposes to amend the Option Plan to a fixed option plan (the “New Option  Plan”) to reserve for issuance up to 12,000,000 Common Shares under all of the Company’s equity incentive plans, including the New Option Plan and the Restricted Share Unit Plan (as defined below). The Option Plan was adopted by shareholders of the Company on June 8, 2011.

The Company currently has 3,826,000 options outstanding under its rolling 10% Option Plan which represents 7.4% of the Company's current issued and outstanding (on a non-diluted basis).

In order to comply with the policies of the TSX Venture Exchange, a fixed number stock option plan may reserve up to a maximum of 20% of the issuer’s shares. As such, the issuance of up to 12,000,000 Common Shares under all of the Company’s equity incentive plans is conditional upon the completion of a proposed private placement announced by the Company on May 2, 2012 and later up-sized on May 4, 2012 (the “Private  Placement”)  of up to 24,000,000 special warrants of the Company (the “Special Warrants”). Each Special Warrant will be comprised of one unit, which in turn will be comprised of one Common Share and one-half of one Common Share purchase warrant. The agents also have an option to arrange for the purchase of up to an additional 3,600,000 Special Warrants sold under the Private Placement (the “Agents’ Option”).  Closing of the Private Placement is expected to occur on or before May 24, 2012. Upon completion of the Private Placement, 12,000,000 Common Shares reserved for issuance under all of the Company’s equity incentive plans will represent approximately 15.9% of the Company's issued and outstanding (on a non-diluted basis), assuming the Private Placement has been fully subscribed and excluding the exercise of the Agents’ Option. If the Private Placement is not completed,  then  up  to  9,500,000  Common  Shares  will  be  reserved  for  issuance  under  all  of  the Company’s equity incentive plans, which represents, as of the date hereof, approximately 18.5% of the Company's current issued and outstanding (on a non-diluted basis).

If the New Option Plan is approved by the Company’s shareholders, then all outstanding stock options will be rolled into and will be deemed to be granted under the New Option Plan. A black-lined copy of the New Option Plan is attached hereto as Schedule “B”.

The principal terms of the New Option Plan will remain the same as the Option Plan, subject to such further updates and changes that the TSX Venture Exchange may require in respect of its current policies regarding stock options.

Recommendation of the Board

The Board has deemed it appropriate to adopt a fixed plan as opposed to a 10% rolling plan. The Board is of the opinion that amending the 10% rolling plan to a fixed option plan will assist the Company in continuing to attract, retain and motivate its employees, directors, officers and consultants whose contributions are important to the future success of the Company. The Board unanimously recommends that the shareholders vote in favour of the amendment to the Option Plan.  The Company has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the confirmation and approval of the amendment to the Option Plan.

Approval by Shareholders

At the Meeting, shareholders will be asked to approve an ordinary resolution approving and adopting the proposed amendment to the Plan. The text of this resolution is as follows:

“RESOLVED  THAT:

1.   The amendment to change the Company’s stock option plan from a 10% rolling plan to a fixed plan (the “New Option Plan”) and to reserve for issuance up to either:

a.

12,000,000 common shares upon the completion of the proposed private placement of up to 24,000,000 special warrants of the Company (the “Private  Placement”);  or

b.

9,500,000 common shares if the Private Placement is not completed,

under all of the Company’s equity incentive plans, as described in the Information Circular dated May 14, 2012, be and is hereby authorized and approved;

2.   the board of directors of the Company be authorized to make any changes to the New Option Plan as may be required by the TSX Venture Exchange; and

3.   any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

In the absence of a contrary instruction, the person(s)  designated  by management of the Company in the enclosed form of proxy intend to vote FOR the amendment to the Option Plan.

6. Adoption of Restricted Share Unit Plan

Background Information

As discussed above, the adoption of a restricted share unit plan (the “Restricted Share  Unit Plan”) will assist the Company in allowing it to issue equity-based incentive compensation to individuals who will assist in the Company’s growth.

On May 11, 2012, the Board approved the adoption of the Restricted Share Unit Plan. The Board decided that it is desirable to have a wide range of incentive plans, including a restricted share plan available to attract, retain and motivate officers and directors (“Eligible Persons”).  The Restricted Share Unit Plan provides that restricted share units (the “Restricted Share  Units”) may be granted by a committee (as defined in the Restricted Share Unit Plan) (the “Committee”)  which administers the Restricted Share Unit Plan to directors and officers of the Company as a discretionary payment in consideration for significant contributions to the long-term success of the Company. The Restricted Share Unit Plan is subject to shareholder approval.

Pursuant to the terms of the Restricted Share Unit Plan, the aggregate maximum number of Common Shares reserved for issuance under the Restricted Share Unit Plan from treasury:

(a)

shall not exceed 4,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the TSX Venture Exchange Policies or any other stock exchange on which the Common Shares of the Company may then be listed, and by the shareholders of the Company;

(b)

in combination with the aggregate number of Common Shares which may be issuable under any and all of the Company’s equity incentive plans in existence from time to time, including the Company’s New Option Plan, shall not exceed 12,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the TSX Venture Exchange Policies or any other stock exchange on which the Common Shares of the Company may then be listed, and by the shareholders of the Company; and

(c)

to any one Eligible Person within a 12 month period shall not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis.

Notwithstanding the foregoing, the aggregate maximum number of Common Shares reserved for issuance under the Restricted Share Unit Plan shall be reduced by that number of Restricted Share Units which are issued in accordance with the provisions of the Restricted Share Unit Plan.

In addition, the number of Common Shares which may be issuable under the Restricted Share Unit Plan and all of the Company's other previously established or proposed share compensation arrangements, within a 12 month period:

(a)

to any one Eligible Person shall not exceed 5% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(b)

to Insiders as a group shall not exceed 10% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis; and

(c)

to any one Consultant (as defined in the Restricted Share Unit Plan) shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis.

If the Private Placement is not completed, then up to 2,850,000 Common Shares will be reserved for issuance under the Restricted Share Unit Plan. Assuming that the Restricted Share Unit Plan is approved in the manner requested, the number of Common Shares which may be made subject to (a) Restricted Share Units under the Restricted Share Unit Plan, and (b) options under the Company's New Option Plan, will represent not more than either: (i) 12,000,000 Common Shares assuming successful completion of the Private Placement, or (ii) 9,500,000 Common Shares if the Private Placement is not completed.

Unless redeemed earlier in accordance with the Restricted Share Unit Plan, the Restricted Share Units of each Eligible Person will be redeemed on or within thirty (30) days after the Redemption Date (as defined below) for cash or Common Shares, as determined by the Committee, for an amount equal to the Fair Market Value (as defined in the Restricted Share Unit Plan) of a Restricted Share Unit. The “Redemption Date” in respect of any Restricted Share Unit means: the third anniversary of the grant date on which such Restricted Share Unit was granted to the Eligible Person, unless (i) an earlier date has been approved by the Committee as the Redemption Date in respect of such Restricted Share Unit, or (ii) there is a Change of Control (as defined in the Restricted Share Unit Plan), the Restricted Share Unit Plan is terminated or upon an Eligible Person’s death or termination of employment.

Under the Restricted Share Unit Plan, the Board may from time to time amend or revise the terms of the Restricted Share Unit Plan or may discontinue the Restricted Share Unit Plan at any time. Subject to receipt of requisite disinterested shareholder and regulatory approval, the Board may make amendments to the Restricted Share Unit Plan to change the maximum number of Common Shares issuable under the Restricted Share Unit Plan, to change the method of calculation of the redemption of Restricted Share Units held by Eligible Persons and to provide an extension to the term for the redemption of Restricted Share Units held by Eligible Persons. All other amendments to the Restricted Share Unit Plan may be made by the Board without obtaining shareholder approval.

If an Eligible Person is terminated by the Company for cause, or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a director, as applicable, all of the Eligible Person’s Restricted Share Units will be cancelled and no amount will be paid by the Company to the Eligible Person in respect of the Restricted Share Units so cancelled. The Restricted Share Units of an Eligible Person which have vested on the applicable date, other than a director, who is involuntarily terminated by the Company, for reasons other than cause, will be redeemed for an amount of Common Shares equal to the number of Restricted Share Units then held by the Eligible Person. The Restricted Share Units of a director, who is not re-elected at an annual or special meeting of shareholders will be redeemed for cash at the Fair Market Value of a Restricted Share Unit on the Redemption Date.

In the event of a Change of Control, then the Company will redeem 100% of the Restricted Share Units granted  to  the  Eligible  Persons  and  outstanding  under  the  Restricted  Share  Unit  Plan  as  soon  as reasonably practical, but no later than thirty (30) days following the Redemption Date for an amount of Common Shares equal to the number of Restricted Share Units then held by the Eligible Persons.

A copy of the Restricted Share Unit Plan is attached as Schedule “C”  to this Information Circular.

Disinterested Shareholder Approval Being Sought

The TSX Venture Exchange requires that disinterested shareholder approval (being the approval of all of the shareholders of the Company other than insiders of the Company) be obtained if a proposed stock option plan, together with all of the issuer’s previously established and outstanding stock option plans or grants, could result at any time in: (i) the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; (ii) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares; or (iii) the issuance to any one optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares.

At the Meeting, disinterested shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set out below (the “Restricted Share  Unit Plan  Resolution”),  subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the Restricted Share Unit Plan.

The ordinary resolution must be approved by a simple majority of the votes cast at the Meeting in accordance with the rules and policies of the TSX Venture Exchange.

The Board and management recommend the adoption of the Restricted Share Unit Plan Resolution. The Company has received conditional approval from the TSX Venture Exchange to the Restricted Share Unit Plan, subject to disinterested shareholder approval. To be effective, the Restricted Share Unit Plan Resolution must be approved by not less than a majority of the votes cast by the disinterested holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons  designated  as proxyholders in the accompanying form of proxy will vote the Common Shares  represented by such form  of proxy,  properly executed,  for the Restricted Share  Unit Plan Resolution.

“RESOLVED,  with or without amendment, THAT:

1.   subject to receipt of the final approval of the TSX Venture Exchange, the adoption of the Restricted Share Unit Plan by the Company, substantially in the form attached to the Information Circular of the Company dated May 14, 2012 as Schedule “C”, pursuant to which the directors of the Company may, from time to time and subject to the restrictions as laid out in the Restricted Share Unit Plan, grant Restricted Share Units to Eligible Persons under the Restricted Share Unit Plan entitling such Eligible Persons to acquire up to an aggregate of either :

a.

4,000,000 common shares of the Company upon the completion of the proposed private placement  of  up  to  24,000,000  special  warrants  of  the  Company  (the “Private Placement”); or

b.

2,850,000 common shares if the Private Placement is not completed,

as fully paid and non-assessable common shares, be and is hereby authorized and approved; and

2.

any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

OTHER  BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended  that  the Proxies hereby solicited will be exercised upon any other matters and proposals  that may properly come before the Meeting or  any adjournment or adjournments thereof, in accordance with  the  discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at  www.sedar.com. Shareholders may contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-685-2242) or e-mail (kcasswell@seabordservices.com)  to  request  copies  of  the  Corporation’s  financial  statements  and MD&A.

Financial information for the Corporation’s most recently completed financial year is provided in its comparative financial statements and MD&A which are filed on SEDAR.

DATED this 14th day of May, 2012

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM C. CASSWELL

Secretary

Schedule “A”

CHARTER FOR

THE AUDIT COMMITTEE

OF

THE BOARD OF DIRECTORS

OF

ESPERANZA  RESOURCES CORP.

I.          MANDATE

The Audit Committee  (the  “Committee”) of the Board of Directors (the “Board”) of Esperanza Resources Corp. (the “Company”) shall  assist  the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.          The quality and integrity of the Company’s financial statements and other financial information;

2.          The compliance of such statements and information with legal and regulatory requirements;

3.          The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.          The performance of the Company’s internal accounting procedures and Auditor.

II.         STRUCTURE AND OPERATIONS

A.         Composition

The Committee shall be comprised of three or more independent members.

B.

Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C.

Appointment and Removal

In accordance with the Articles of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.         Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.         Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when  appropriate,  including  the  authority  to  grant  pre-approvals  of  audit  and  permitted  non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.         Meetings

The  Committee  shall  meet  at  least  once  in  each  fiscal  year,  or  more  frequently  as  circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate  to  discuss  privately. In  addition,  the  Committee  should  meet  with  the  Auditor  and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.

DUTIES

A.

Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest  or  concern which the Committee  in  its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.         Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1)

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2)

Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3)

Require the Auditor to report directly to the Committee.

4)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5)

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and  the Auditor regarding financial reporting)  for the purpose of preparing or issuing an audit report or related work.

6)

Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7)

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)

were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee by Management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8)

Establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the  confidential,  anonymous  submission  by employees  of the  Company of  concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9)

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10)

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11)

Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12)

Discuss  with  management  the  Company’s  major  financial  risk  exposures  and  the  steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13)

Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(i)

The  adoption  of,  or  changes  to,  the  Company’s  significant  auditing  and accounting principles and practices as suggested by the Auditor or management.

(ii)

Any  difficulties  encountered  in  the  course  of  the  audit  work,  including  any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14)

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A), annual information form, and management information circular before the Board approves and the Company publicly discloses this information.

15)

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16)

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate

17)

Consult,  to  the  extent  it  deems  necessary  or  appropriate,  with  the  Auditor  but  without  the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18)

Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19)

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

20)

Meet, to the extent it deems necessary or appropriate, with management and the Auditor in separate executive sessions at least quarterly.

21)

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

22)

Make regular reports to the Board.

23)

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24)

Annually review the Committee’s own performance.

25)

Provide an open avenue of communication among the Auditor the Board.

26)

Not  delegate  these  responsibilities  other  than  to  one  or  more  independent  members  of  the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

C.

Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures  are  complete  and  accurate  and  are  in  accordance  with  generally  accepted  accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Approved by the Board of Directors:  April 8, 2010

July 2010 – New Name

Schedule “B”

ESPERANZA  RESOURCES CORP.

STOCK OPTION  PLAN

A.

INTERPRETATION

A.

Definitions In this Plan the following words and phrases shall have the following meanings, ~~namely~~:

A.

“Blackout  Period” means a period during which there is a prohibition on trading in the Company’s securities imposed by the Company on Insiders, Employees, Officers, Directors and/or Consultants, as the case may be.

B.

“Board” means the board of directors of the Company or, if the Board so elects from time to time, a committee (which may consist of only one person) appointed by the Board from its members to administer this Plan.

C.

“Company”  means Esperanza Resources Corp.

D.

“Consultant” means an individual who (or a corporation or partnership (a “Consultant Company”) of which the individual is an employee, shareholder or partner which):

A.

is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or a subsidiary of the Company other than in relation to a distribution of the Company’s securities,

B.

provides the services under a written contract between the Consultant or Consultant Company and the Company or subsidiary,

C.

in the Board’s reasonable opinion, spends or will spend a significant amount of time and attention on the business and affairs of the Company or subsidiary of the Company, and

D.

has a relationship with the Company or subsidiary of the Company that enables the individual to be knowledgeable about  the  business and affairs of the Company or subsidiary.

E.

“Director” means a director of the Company or any of its subsidiaries.

F.

“Disinterested Shareholder”  means a holder of Shares that is not an Insider nor an associate (as defined in the Securities Act (British Columbia)) of an Insider.

G.

“Employee”  means an individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company.

H.

“Exchange”  means ~~whichever~~, collectively, the TSX-V, any successor thereto and any other stock exchange  ~~on which the Shares are listed for trading being either the TSX  Venture  Exchange  (the  “TSX-V”)  or  Toronto  Stock  Exchange  (the “TSX”)~~or trading facilities through which the Shares trade or are quoted from time to time.

I.

“Insider”  means an insider of the Company as defined in the Securities Act (British Columbia).

J.

“Investor  Relations Activities” has the meaning ascribed to it in the policies of the TSX-V;

(k)

“Market Price” means the  last closing sales  price  ~~at which the last recorded sale of board  lot  of~~of  the  Shares ~~took  place~~   on  the  Exchange   ~~during~~on  the trading day immediately preceding the date of granting the Option ~~and, if there was no such sale, the closing price on the preceding trading day during which there was such a sale~~, as reported in a source as the Board deems reliable.

 (l)

~~(k)~~    “Officer” means a senior officer of the Company (as  defined  in  the ~~Securities~~Business Corporations Act (British Columbia)) or any of its subsidiaries.

(m)

~~(l)~~ “Option” means an option to purchase Shares granted to an Optionee under this Plan;

(n)

~~(m)~~  “Optionee” means a Director, Officer, Employee or Consultant granted an Option or a corporation, other than a Consultant Company, granted an Option where the corporation’s only shareholder is a Director, Officer or Employee.

(o)

~~(n)~~ “Plan” means this stock option plan as from time to time amended.

(p)

~~(o)~~ “Shares” means common shares of the Company.

(q)

“TSX-V” means the TSX Venture Exchange.

B.

PURPOSE  OF PLAN

A.         Purpose. The purpose of this Plan is to attract and retain Employees, Consultants, Officers and Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company by being granted Options.

C.

GRANTING  OF OPTIONS

A.         Administration. This Plan shall be administered by the Board.

B.

Grant by Resolution. The Board may determine by resolution those Employees, Consultants, Officers and Directors to whom Options should be granted and grant to them such Options as the Board determines to be appropriate. Such grant shall be deemed to be a representation by the Company that the Optionee is a bona fide Director, Officer, Employee or Consultant.

C.

No Grants if Listed on NEX. The Board shall not grant any Options if the Shares are listed on the NEX Board of the TSX-V or the Company has been given notice that its listing will or might be transferred to NEX.

~~3.04     Terms of Option The Board shall determine and specify in its resolution the number of Shares  that  should  be  placed  under  Option  to  each such  Employee,  Consultant,  Officer  or Director, the price per Share to be paid for such Shares upon the exercise of each such Option, and the period during which such Option may be exercised.~~

3.04

~~3.05~~  Written Agreement. Every Option shall be evidenced by a written agreement between the Company and the Optionee substantially in the form attached to this Plan as Schedule A. If there is any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

D.

CONDITIONS GOVERNING THE GRANTING  & EXERCISING OF OPTIONS

A.

Agreements must  ~~specify~~Specify Exercise Period and Price, Vesting and Number of Shares. In granting an Option, the Board must specify a particular time period or periods during which the Option may be exercised, the exercise price required to purchase the Shares subject to the Option and any vesting terms and conditions of the Option, including the number of Shares in respect of which the Option may be exercised during each such time period.

B.         Minimum Exercise Price of Options. The exercise price of an Option shall not be less than the Market Price at the time of granting the Option. If the Optionee is subject to the tax laws of the United States of America and owns (as determined in accordance with such laws) greater than 10% of the Shares at the time of granting of the Option the exercise price shall be at least 110% of the Market Price. If the Shares are listed on the TSX-V, no Options shall be granted which are exercisable at a price of less than ~~CAD(~~C$~~)~~ 0.10 per Share.

C.         Number of Shares  ~~subject~~Subject to Option. The number of Shares reserved for issuance to an Optionee pursuant to  ~~an Option~~any grant of Options, together with all other stock options granted to ~~the~~such Optionee in the previous 12 months, shall not exceed, at the time of granting of the Option:

A.

5%  of  the  outstanding  Shares,  unless  the  Company  has  obtained  Disinterested Shareholder approval ~~or the Shares are listed on the TSX~~;

B.

2% of the outstanding Shares, if the Optionee is a Consultant ~~and the Shares are listed on the TSX-V~~; or

C.

2% of the outstanding Shares (including all other Shares reserved for issuance to all Optionees providing  ~~investor relations services to~~Investor Relations Activities for the Company),  if  the  Optionee  is  engaged  in  providing   ~~investor  relations  services to~~Investor Relations Activities for the Company ~~and the Shares are listed on the TSX- V~~.

D.

Vesting of Options. Subject to further vesting requirements required by the Board on granting of an Option, all Options shall vest and be exercisable on the following terms:

A.

If Optionee  is  Providing  Investor  Relations   ~~Services~~Activities: If  the  Optionee  is  a Consultant providing  ~~investor relations services to~~Investor Relations Activities for the Company ~~and the Shares are listed on the TSX-V~~, any Option granted to the Consultant must vest in stages over at least 12 months with no more than one quarter of the Option vesting in any three month period.

B.

If there is a Change of Control: If a Change of Control is agreed to by the Company or events which might lead to a Change of Control are commenced by third parties, all Options, subject to the Exchange’s approval (if required), shall vest immediately and be fully exercisable notwithstanding the terms thereof. For the purposes hereof “Change  of Control”  shall mean:

A.

any transaction or series of related transactions as a result of which any person, entity or group acquires ownership, after the date of an Option, of at least 20% of the Shares and they or their representatives become a majority of the Board or assume control or direction over the management or day-to- day operations of the Company; or

B.

an amalgamation, merger, arrangement, business combination, consolidation or other reorganization of the Company with another entity or the sale or disposition of all or substantially all of the assets of the Company, as a result of either of which the Company ceases to exist, be publicly traded or the management of the Company or Board do not comprise a majority of the management or a majority of the board of directors, respectively, of the resulting entity, and to permit Optionees to participate in any of the foregoing, the Board may make appropriate provision for the exercise of Options conditional upon the Shares so issued being taken-up and paid for pursuant to any of the foregoing.

Subject to  ~~the~~any required approval of the Exchange, including if the Optionee is a Consultant providing ~~investor relations services~~Investor Relations Activities for the Company, the Board may advance, at any time, the dates upon which any or all Options shall vest and become exercisable, regardless of the terms of vesting set out in this Plan or the  applicable option  agreement.

E.         Exercise of Options if Specified Value Exceeds  ~~USD($) 100,000~~US$100,000. If the Optionee is subject to the tax laws of the United States of America, that part of any Option entitling the Optionee to purchase Shares having a value of  ~~USD(~~US$~~)~~  100,000 or less shall be treated as an ‘Incentive Stock Option’ under United States Internal Revenue Code (so that the Optionee may defer the payment of tax on such Shares until the year in which such Shares are disposed of by the Optionee). For the purposes hereof value is determined by multiplying the number of shares which are subject to the Option times the Market Price (at the time of granting of the Option). That part of any Option on Shares having a value in excess of  ~~USD(~~US$~~)~~  100,000 shall be treated as a non-qualifying stock option for the purposes of the Internal Revenue Code and shall not entitle the Optionee to such tax deferral.

F.         Expiry of Options. Each Option shall expire not later than 10 years from the day on which the Option is granted.

G.

Expiry of Options during or immediately after Trading Blackout Periods. If an Option expires during, or within five trading days after, a Blackout Period then, notwithstanding section 4.06 or the terms of the Option, the term of the Option shall be extended and the Option shall expire 10 trading days after the  ~~termination~~end of the Blackout Period.

H.

Death or Disability of Optionee. If an Optionee dies or suffers a Disability prior to the expiry of an Option, the Optionee’s legal representatives, before the earlier of the expiry date of the Option and the first anniversary of the Optionee’s death or Disability, may exercise that portion of an Option which has vested as at the date of death or Disability. For the purposes hereof “Disability” shall mean any inability of the Optionee arising due to medical reasons which the Board considers likely to permanently prevent or substantially impair Optionee being an Employee, Consultant, Officer or Director.

I.

Cessation as an Optionee (Involuntary or not on request). If an Optionee ceases to be a Director, Officer, Consultant or Employee through:

A.

removal as a Director;

B.

dismissal or termination as an Officer, Consultant or Employee (whether or not ‘for cause’); or

C.

resignation where such resignation is not made at the request of the Board or for the benefit of any Director or Officer,

then, notwithstanding the Optionee continuing to fall within another of such categories, any Option shall terminate immediately on such removal, dismissal, termination or resignation and not be exercisable by the Optionee unless otherwise determined by the Board.

J.          Cessation as an Optionee (Voluntary on request). If an Optionee ceases to be any of a Director, Officer, Consultant or Employee for any reason except as provided in sections 4.08 or 4.09, any Option shall be exercisable to the extent that it has vested and was exercisable as at the date of such cessation, unless further vesting is permitted by the Board, and must terminate on the earlier of the expiry date of the Option and:

A.

the 90th day after the Optionee ceased to be any of a Director, Officer, Consultant or Employee, or such later date as may be reasonably determined by the Board; or

B.

if the Optionee is subject to the tax laws of the United States of America, the earlier of the 90th day and the third month after the Optionee ceased to be an Employee or Officer.

K.        No Assignment of Options. No Option or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an Optionee shall have the right to assign any Option (other than an ‘Incentive Stock Option’ under United States Internal  Revenue Code) to a corporation wholly-owned by them.

L.         Restriction on Resale of Shares Issued on Exercise of an Option. Unless an Option is exercisable for  ~~a~~an exercise price equal to or above the Market Price at the time the Option is granted ~~or the Shares are listed on the TSX~~,  such Option and  all Shares issued upon the exercise of  ~~the~~such Option shall be subject to a four month hold period from the time the Option was granted sold and, in accordance with the TSX-V’s policies, the certificates representing such Shares shall be legended accordingly.

M.        Notice of Exercise of an Option. Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

N.

Payment on Exercise of an Option. Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an Optionee on exercise of an Option shall be fully paid for in cash at the time of their purchase.

O.         Conditions to Issuance of Shares. The Board may require, as a condition of the issuance of Shares or delivery of certificates representing such Shares upon the exercise of any Option and to ensure compliance with any applicable laws,  Exchange policies,  regulations, rules, orders and requirements that the Optionee or the Optionee’s heirs, executors or other legal representatives, as applicable, make such covenants, agreements and representations as the Board deems necessary or desirable.

P.         Withholding or Deduction of Taxes ~~The Company may deduct, withhold or require an Optionee, as a condition of exercise of an Option, to withhold, pay, remit or reimburse any taxes or similar charges, which are required to be paid, remitted or withheld in connection with the exercise of any Option.~~. The Optionee will be solely responsible for paying any applicable withholding taxes arising from the grant, vesting, settlement or exercise of any Option and any payment is to be in a manner satisfactory to the Company.  Notwithstanding the foregoing, the Company will have the right to withhold from any amount payable to an Optionee, either under the Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state, local or foreign law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Option grants hereunder (“Withholding Obligations”).   The Company may require an Optionee, as a condition to the exercise or settlement of an Option to make such arrangements as the Company may require so that the Company can satisfy applicable Withholding Obligations, including, without limitation, requiring the Optionee to (i) remit the amount of any such Withholding Obligations to the Company in advance; or (ii) reimburse the Company for any such Withholding Obligations.

E.

RESERVATION OF SHARES FOR OPTIONS

A.         Sufficient  Authorized  Shares  to  be  Reserved.  Whenever  the  constating  documents  of  the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options. Shares that were the subject of Options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Option.

B.         Maximum Number of Shares to be Reserved Under Plan ~~The aggregate number of~~. Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares to be issued under this Plan, in combination with the aggregate number of Common Shares which may be  ~~subject to issuance pursuant to Options shall be 10% of the outstanding Shares.~~issuable under any and all of the Company’s equity incentive plans in existence from time to time, subject to adjustment or increase of such number pursuant to the provisions of this Plan, will be 12,000,000.

5.03     Share Counting Provisions. If any Option is exercised, terminated, cancelled or has expired without being fully exercised, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan. No fractional Shares may be purchased or issued under the Plan.

5.04     ~~5.03~~  Maximum Number of Shares Reserved for Insiders. Unless the Disinterested Shareholders have approved this Plan, all Options, together with all of the Company’s other previously granted stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms  involving the issuance  or potential issuance of  Shares,  shall  not  result, at the time  of granting, in:

A.

the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the Shares outstanding;

B.

the issuance to Insiders, within a  ~~one year~~12 month period, of Shares totalling in excess of 10% of the Shares outstanding; or

C.

the issuance to any one Insider, within a  ~~one year~~12 month period, of Shares totalling in excess of 5% of the Shares outstanding.

F.

CHANGES IN SHARES

A.

Share Consolidation or Subdivision. If the Shares are at any time subdivided or consolidated, the number of Shares reserved for Options shall be similarly increased or decreased and the price payable for any Shares that are then subject to issuance shall be decreased or increased proportionately, as the case may require, so that upon exercising each Option the same proportionate shareholdings at the same aggregate purchase price shall be acquired after such subdivision or consolidation as would have been acquired before.

B.

Stock Dividend. If the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for Options and the price payable for any Shares that are then subject to issuance may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

G.

~~EXCHANGE’S RULES & POLICIES APPLY~~COMPLIANCE WITH LAWS

A.

~~Exchange’s Rules and Policies Apply~~Compliance with Laws. This Plan and the granting and exercise of any Options are also subject to such other terms and conditions as are set out from time to time in the rules and policies ~~on stock options~~ of the Exchange and  ~~any securities commission having authority~~all applicable federal, state, provincial, local and foreign laws, rules and regulations and such rules and policies shall be deemed to be incorporated into and become a part of this Plan.  Any securities delivered under this Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. If there is an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

H.

AMENDMENT  OF PLAN & OPTIONS

A.

Board May Amend Plan or Options. The Board may amend or terminate this Plan or any Options but no such amendment or termination, except with the written consent of the Optionees concerned or unless required to make this Plan or the Options comply with the rules and policies of the Exchange, shall affect the terms and conditions of Options which have not then been exercised or terminated.

B.         Shareholder Approval.  ~~The approval of Disinterested Shareholders for an amendment to~~ this Plan or any Option shall be required in respect of Options granted to Insiders involving:

A.

The approval of Disinterested Shareholders for an amendment to this Plan or any Option shall be required in respect of Options granted to Insiders (determined at the time of the amendment) involving a reduction of the exercise price, including a reduction effected by cancelling an existing Option and granting a new Option exercisable at a lower price within the subsequent one year period~~, if the Shares are listed on the TSX-V, or three month period, if the Shares are listed on the TSX; or~~.

~~(b)~~

~~an extension of the exercise period, if the Shares are listed on the TSX, unless the extension arises from a Blackout Period.~~

(b)

Approval by all holders of Shares, whether the holders are Disinterested Shareholders or not, is required for:

(i)

~~(a)~~

an increase in the number of Shares, or percentage of the outstanding Shares, reserved for issuance under this Plan; or

(ii)

~~(b)~~        a change from a fixed number to a fixed percentage of the outstanding Shares~~, or from a fixed percentage to a fixed number,~~ in the number of Shares reserved for issuance under this Plan.

(c)

~~No~~Subject to any requirements of the Exchange otherwise, no approval by any holders of Shares is required for:

(i)

~~(a)~~

an amendment to comply with applicable law or rules of the Exchange or of a ‘housekeeping’ nature required to correct typographical and similar errors;

(ii)

~~(b)~~

a change to the vesting provisions;

(iii)

~~(c)~~        a change to the termination provisions, other than an extension of an Option to a new expiry date that falls outside the maximum term currently permitted by this Plan when the Option was first granted;

(iv)

~~(d)~~        a reduction of the exercise price of an Option, including a reduction effected by cancelling an existing Option and granting a new Option exercisable at a lower price, or an extension of the exercise period, if the Optionee is not an Insider; or

(v)

~~(e)~~

any  change  in  those  persons  who  may  be  Optionees  if  such  new Optionees are Insiders;

~~(f)            the addition of any form of financial assistance to Optionees or any amendment to financial assistance which is more favourable to Optionees;~~

~~(g)           the addition of a deferred or restricted share unit or any other provision which results in Optionees receiving securities when no cash consideration is received by the Company; or(h)           the  addition  of  a  ‘cashless exercise’ feature, payable in cash, Shares or securities of the Company, whether or not it provides for a full deduction of the number of Shares subject to issuance when Options are so exercised~~.

C.

Exchange Approval Required. Any amendment to this Plan or Options shall not become effective until such amendments have been accepted for filing by the Exchange.

I.

NO  EFFECT ~~OF PLAN ON OTHER  COMPENSATION PLANS~~ON EMPLOYMENT

A.

~~Other Plans Not Affected This Plan shall not in any way affect the policies or decisions of  the  Board  in  relation  to  the  remuneration  of  Directors,  Officers,  Consultants  and Employees.~~No Effect on Employment. Nothing in this Plan or any Option will confer upon any Optionee any right to continue in the employ of or under contract with the Company or subsidiary or affect in any way the right of the Company or any such subsidiary to terminate his or her employment at any time or terminate his or her consulting contract; nor will anything in this Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such subsidiary to extend the employment of any Optionee beyond the time that he or she would normally be retired pursuant to the provisions of any present or  future retirement plan of the Company or any subsidiary or any present or future retirement policy of the Company or any subsidiary, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any subsidiary.

J.

OPTIONEE’S RIGHTS  AS A SHAREHOLDER

A.         No Rights Until Option Exercised. An Optionee shall be entitled to the rights pertaining to share ownership, such as to dividends or voting, only with respect to Shares that have been fully paid for and issued to the Optionee upon due exercise of an Option.

K.

EFFECTIVE DATE OF PLAN

A.         Effective Date. This Plan shall become effective upon the later of the acceptance for filing of this Plan by the Exchange and the approval of this Plan at a meeting of the holders of Shares.  Options may not be granted prior to the receipt of such Exchange approval.  Options may be granted, but not exercised, prior to the receipt of such  ~~approvals.~~approval of the holders of Shares.   Thereafter this Plan shall be approved by the holders of the Shares ~~annually, if the Shares are listed on the TSX-V, or tri- annually, if the Shares are listed on the TSX. If such annual~~if and when required by the terms of this Plan, applicable laws or Exchange rules and policies, as the case may be. If such timely approvals are not obtained, Options may no longer be granted.

B.

Termination. This Plan shall terminate only upon a resolution to that effect being passed by the Board. Any Options shall continue to be exercisable according to their terms after the termination of this Plan.

DATED:           April 1, 2003

AMENDED:     April 30, 2007

AMENDED:     March 31, 2009

AMENDED:     December 3, 2010

AMENDED:     May ●, 2012

SCHEDULE  A

FORM OF OPTION  AGREEMENT

[on Company  letterhead]

[Insert DATE of grant]

[Insert Optionee’’s Name]

~~Street~~

~~Vancouver, British Columbia~~

~~V~~

[Insert Optionee’s Address]

Dear Optionee:

Re:       Grant of Stock Option to you by the Company

Esperanza Resources Corp. (the “Company”)  hereby offers you a non-assignable option to purchase common shares in the capital of the Company pursuant to the Company’s Stock Option Plan (the “Plan”), a copy of which is delivered to you with this Agreement. The Company confirms that you are a bona fide Director, Officer, Employee or Consultant, as defined in the Plan.

Your stock option is subject to the terms and conditions of this Agreement and the Plan, which are deemed to be incorporated in this Agreement, and to the following specific provisions:

Number  of Shares:       •

Exercise Price:  ~~CAD(~~C$~~)~~  • per share

Expiry Time:                4:00 p.m. (Vancouver time) on •

Vesting:

~~c;r~~c;rOption 1 - [ Immediately

~~c;r~~c;rOption 2 - [ 25% on • and 25% each six months thereafter

~~c;r~~c;rOption 3 - if milestones or other periods for vesting are desired  [ • % on •

and • % on •]

Subject to first vesting, your stock option may be exercised in whole or in part at any time before the Expiry Time by notice in writing to the Company. Such notice shall specify the number of shares with respect to which you are exercising your stock option and shall be accompanied by a cheque in favour of the Company payable in Canadian funds in full payment of the Exercise Price for the number of shares then being purchased.

There may be restrictions imposed under securities legislation of Canada and your country of residence on your ability to sell shares acquired on exercise of this stock option. If you are in doubt about the applicable requirements, you should consult a lawyer.

~~c;r~~c;rOption - insert for US Optionee  [ You hereby represent and warrant to, and covenant with, the Company (and it shall be a condition of exercising your stock option and the Company may require you to execute an instrument in a form acceptable to it confirming the following) that you:

1.          are resident in the United States of America;

2.

will acquire any shares upon the exercise of your option as an investment and not with a view to distribution;

3

undertake not to offer or sell or otherwise dispose of the shares unless the shares are subsequently registered under the Securities Act of 1933 (United States), as amended, or an exemption from registration is available;

4.

consent to the placing of a restrictive legend on any share certificates issued to you should such be necessary in order to comply with securities laws applicable to you or the Company; and

5.

acknowledge that securities laws applicable to you or the Company may require you to hold any shares issued to you for a certain period prior to resale thereof.

You acknowledge and consent to the Company:

A.

collecting your personal information for the purposes of this Agreement;

B.

retaining the personal information for as long as permitted or required by applicable law or business practices; and

C.

providing to various governmental and regulatory authorities, as may be required by applicable securities laws, stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC) or to give effect to this agreement any personal information provided by you.

If you are resident in Ontario, you acknowledge you have been notified by the Company:

(a)

of the delivery to the Ontario Securities Commission (the “OSC”)  of your personal information;

(b)

that  your  personal  information  is  being  collected  indirectly  by  the  OSC  under  the authority granted to it in the securities legislation;

(c)

your personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and

(d)

the contact information of the public official in Ontario who can answer questions about the OSC’s indirect collection of personal information is

Administrative Support Clerk

Ontario Securities Commission

Suite 1903, Box 55, 20 Queen Street West

Toronto, Ontario M5H 3S8

Telephone 416-593-3684, Facsimile 416-593-8252

If you choose to accept this stock option, please sign in the space provided below.

ESPERANZA  RESOURCES CORP.

Per:

Authorized Signatory

I hereby ACCEPT  the above stock option and

AGREE to the terms and conditions described above,

including the terms and conditions of the Plan.

__________________________________

Optionee’s Signature

Schedule “C”

ESPERANZA  RESOURCES CORP.

RESTRICTED SHARE UNIT PLAN

EFFECTIVE MAY 11, 2012

Article 1

General  Provisions

1.1        Purpose

This Restricted Share Unit Plan is established as a vehicle by which equity-based incentives may be awarded to the directors and officers of the Corporation, to recognize and reward their significant contributions to the long-term success of the Corporation including to align the directors’ and officers’ interests more closely with the shareholders of the Corporation.

1.2        Definitions

As used in the Plan, the following terms have the following meanings:

a)

“Board” means the Board of Directors of the Corporation;

b)

“Change of Control”  includes:

i.

the acquisition by any persons acting jointly or in concert (as determined by the Securities Act (British Columbia)), whether directly or indirectly, of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all outstanding voting securities of the Corporation;

ii.

an amalgamation, arrangement or other form of business combination of the Corporation  with  another  corporation  that  results  in  the  holders  of  voting securities of that other corporation holding, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination;

iii.

the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a related entity; or

iv.

any  other  transaction  that  is  deemed  to  be  a  “Change  of  Control”   for  the purposes of this Plan by the Board in its sole discretion.

c)

“Committee”   means the Compensation Committee of the Board or such other persons designated by the Board to determine the grants of Restricted Share Units and administer this Plan;

d)

“Common Share” means a common share in the capital of the Corporation;

e)

“Consultant” means “Consultant” as defined in the TSXV Policies;

f)

“Consultant Company”  means a “Consultant Company”  as defined in the TSXV Policies;

g)

“Corporation” means Esperanza Resources Corp. and its successors and assigns;

h)

“Director” means a non-Employee director of the Board of the Corporation;

i)

“Disinterested Shareholder” means a holder of Common Shares that is not an insider (as defined  in  the  Securities  Act (British  Columbia))  nor  an  associate  (as  defined  in  the Securities Act (British Columbia)) of an insider;

j)

“Dividend” means a dividend declared and payable on a Common Share in accordance with the Corporation’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”),  and may, in the discretion of the Committee, include a special or stock dividend (a “Special Dividend”), and may, in the discretion of the Committee, include a Special Dividend declared and payable on a Common Share;

k)

“Eligible  Person”  means a Director or Officer who is designated as an Eligible Person pursuant to Section 2.1;

l)

“Exchange”  means,  collectively,  the TSX Venture Exchange  (“TSXV”),  any successor thereto and any other stock exchange or trading facilities through which the Shares trade or are quoted from time to time;

m)

“Fair  Market Value” means the closing price of the Common Shares on the Exchange on the Business Day immediately prior to the Redemption Date, or if the Common Shares are not listed on the Exchange, then on such other stock exchange or quotation system as may be selected by the Committee, provided that, if the Common Shares are not listed or quoted on any other stock exchange or quotation system, then the Fair Market Value will be the value determined by the Committee in its sole discretion acting in good faith;

n)

“Grant Date” means any date determined from time to time by the Committee as a date on which a grate of Restricted Share Units will be made to one or more Eligible Persons under this Plan;

o)

“Officer” means an officer of the Corporation that has been duly appointed by the Board;

p)

“Plan” means this Restricted Share Unit Plan, as amended from time to time;

q)

“Redemption Date” in respect of any Restricted Share Unit means the third anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, unless (i) an earlier date has been approved by the Committee as the Redemption Date in respect of such Restricted Share Unit, or (ii) Section 3.6, 4.1, 4.2, 6.2 is applicable, in which case the Redemption Date in respect of such Restricted Share Unit shall be the date established as such in accordance with the applicable Section; provided that, notwithstanding any other provision hereof, in no event will the Redemption Date in respect of any Restricted Share Unit be after the end of the calendar year which is three years following the end of the year in which services to which the grant of such Restricted Share Unit relates were performed by the Director or Officer to whom such Restricted Share Unit was granted;

r)

“Reorganization”  means  any  declaration  of  any  stock  dividend  (other  than  a  Special Dividend in respect of which the Committee, in its discretion, determines that Eligible Persons are to be paid a cash amount pursuant to Section 3.4, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Committee determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;

s)

“Restricted Share  Unit” means one notional Common Share (without any of the attendant rights of a shareholder of such Common Share, including, without limitation, the right to vote such Common Share and the right to receive dividends thereon, except to the extent otherwise specifically provided herein) credited by bookkeeping entry to a notional account maintained by the Corporation in respect of an Eligible Person in accordance with this Plan;

t)

“Subsidiary” has the meaning set out in the Securities Act (British Columbia); and

u)

“TSXV Policies” means the policies included in the TSXV Corporate Finance Manual and “TSXV Policy” means any one of them.

1.3        Effective Date

The Plan shall be effective May 11, 2012; provided that no Common Shares may be issued under the Plan until and unless all required Exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares hereunder.

1.4        Governing  Law; Subject to Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Exchange and applicable securities legislation.

Article 2

Eligibility and Participation

2.1        Eligibility

This Plan applies to those Directors and Officers whom the Committee designates as eligible for a grant of Restricted Share Units pursuant to Section 3.1. The Committee shall make such a designation prior to each Grant Date.

2.2        Rights Under the Plan

Subject to Sections 4 and 5, an Eligible Person who has been granted Restricted Share Units shall continue to have rights in respect of such Restricted Share Units until such Restricted Share Units have been redeemed for cash or shares in accordance with this Plan.

2.3        Copy of the Plan

The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.4        Limitation on Rights

Nothing in this Plan shall confer on any Director or Officer any right to be designated as an Eligible Person or to be granted any Restricted Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Directors, Officers or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.5        Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a written agreement executed by the Eligible Person in substantially the form appended as Schedule A hereto. An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

2.6        Limits on Common Shares Issuable on Exercise of Options

a)

The number of Common Shares which may be reserved for issuance under the Plan:

i.

shall not exceed 4,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the TSXV Policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation;

ii.

in combination with the aggregate number of Common Shares which may be issuable  under  any  and  all  of  the  Corporation’s  equity  incentive  plans  in existence from time to time, including the Corporation’s Stock Option Plan, shall not exceed 12,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the TSXV Policies or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation; and

iii.

to any one Eligible Person within a 12 month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.

b)

The number of Common Shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, within any one-year period:

i.

to any one Eligible Person, shall not exceed 5% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis;

ii.

to Insiders as a group shall not exceed 10% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis; and

iii.        to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis.

2.7        No Fractional Shares

No fractional Common Shares may be issued under the Plan.

Article 3

Restricted Share Units

3.1        Grant of Restricted Share Units

On each Grant Date, the Committee shall designate Eligible Persons and determine the number of Restricted Share Units to be granted to each Eligible Person in the Committee’s sole discretion.

3.2        Redemption of Restricted Share Units

a)

Unless redeemed earlier in accordance with this Plan, the Restricted Share Units of each Eligible Person will be redeemed on or within thirty (30) days after the Redemption Date for cash or Common Shares, as determined by the Committee, for an amount equal to the Fair Market Value of a Restricted Share Unit.

b)

If  the  Committee  determines  that  any  Restricted  Share  Units  are  to  be  redeemed  for Common Shares, the Eligible Person will be entitled to receive and the Corporation will issue to the Eligible Person a number of Common Shares equal to the Fair Market Value of the Restricted Share Units (net of any applicable statutory withholdings) that have vested on the Redemption Date.

3.3        Compliance  with Tax Requirements

In taking any action hereunder, or in relation to any rights hereunder, the Corporation and each Eligible Person  shall  comply  with  all  provisions  and  requirements  of  any  income  tax,  pension  plan,  or employment or unemployment insurance legislation or regulations of any jurisdiction which may be applicable to the Corporation or Eligible Person, as the case may be. The Corporation shall have the right to deduct from all payments made to the Directors or Officers in respect of the Restricted Share Units, whether in cash or Common Shares, any federal, provincial, local, foreign or other taxes, Canadian Pension Plan or Employment Insurance Commission or other deductions required by law to be withheld with  respect  to  such  payments.  The  Corporation  may  take  such  other  action  as  the  Board  or  the Committee  may  consider  advisable  to  enable  the  Corporation  and  any  Eligible  Person  to  satisfy obligations for the payment of withholding or other tax obligations relating to any payment to be made under this Plan. Each Eligible Person (or the heirs and legal representatives of the Eligible Person) shall bear any and all income or other tax imposed on amounts paid to the Eligible Person (or the heirs and legal representatives of the Eligible Person) under this Plan. If the Board or the Committee so determines, the Corporation shall have the right to require, prior to making any payment under this Plan, payment by the recipient of the excess of any applicable Canadian or foreign federal, provincial, state, local or other taxes over any amounts withheld by the Corporation, in order to satisfy the tax obligations in respect of any payment under this Plan. If the Corporation does not withhold from any payment, or require payment of an amount by a recipient, sufficient to satisfy all income tax obligations, the Eligible Person shall make reimbursement, on demand, in cash, of any amount paid by the Corporation in satisfaction of any tax obligation. Notwithstanding any other provision hereof, in taking such action hereunder, the Board and the Committee shall endeavour to ensure that the payments to be made hereunder will not be subject to the “salary deferral arrangement” rules under the Income Tax Act (Canada), as amended, or income tax legislation of any other jurisdiction.

3.4        Payment  of Dividend Equivalents

When Dividends are paid on Common Shares, an Eligible Person shall be credited with Dividend equivalents in respect of the Restricted Share Units credited to the Eligible Person’s account as of the record date for payment of Dividends. Such Dividend equivalents shall be converted into additional Restricted Share Units (including fractional Restricted Share Units) based on the Fair Market Value per

Common Share on the date credited.

3.5        Adjustments

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Committee, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Committee may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Restricted Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable. The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Restricted Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise.

3.6        Offer for Common Shares – Change of Control

Notwithstanding anything else  herein  to  the  contrary,  subject  to  prior  approval  of  the  Exchange  if required, in the event of a Change of Control, then the Corporation shall redeem 100% of the Restricted Share  Units  granted to  the  Eligible  Persons  and  outstanding under the  Plan as  soon  as  reasonably practical, but no later than thirty (30) days following the Redemption Date for an equal number of Common Shares. For the purposes of this Section 3.6, the Redemption Date shall be the date on which the Change of Control occurs.

Article 4

Events Affecting Entitlement

4.1        Termination of Employment or Election as a Director

a)

Voluntary Termination or Termination for Cause. If an Eligible Person is terminated by the Corporation  for  cause  (as  determined  by  the  Corporation),  or  if  an  Eligible  Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, all of the Eligible Person’s Restricted Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so cancelled.

b)

Involuntary Termination. The Restricted Share Units of an Eligible Person which have vested on the applicable date, other than a Director, who is involuntarily terminated by the Corporation,  for  reasons  other  than  cause,  shall  be  redeemed  for  an  equal  number  of Common Shares. For the purposes of this Section 4.1b), the Redemption Date shall be the date on which the employment of the Eligible Person, other than a Director, is terminated irrespective of any entitlement of the Eligible Person to notice, pay in lieu of notice or benefits beyond the termination date.

c)

Termination related to Directors. The Restricted Share Units of a Director, who is not re- elected at an annual or special meeting of shareholders shall be redeemed for cash at the Fair Market Value of a Restricted Share Unit on the Redemption Date. For purposes of this Section 4.1c), the Redemption Date shall be the date on which the annual or special meeting is held.

4.2        Death

All of the Restricted Share Units of an Eligible Person who dies shall be redeemed in accordance with Section 3.2. For the purposes of the foregoing, the Redemption Date shall be the date of the Eligible Person’s death.

4.3        No Grants Following Last Day of Active Employment

In the event of termination of any Eligible Person’s employment with the Corporation, such Eligible Person shall not be granted any Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment. Notwithstanding any other provision hereof, or any provision of any employment agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

Article 5

Administration

5.1        Transferability

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution.

5.2        Administration

The Committee shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Committee deems necessary or desirable for the administration and operation of the Plan. The Committee may delegate to any person any administrative duties and powers under this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Board may establish policies respecting minimum ownership of Common Shares of the Corporation by Eligible Persons and the ability to elect Restricted Share Units to satisfy any such policy.

5.3        Records

The Corporation will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Restricted Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

5.4        Statements

The Corporation shall furnish annual statements to each Eligible Person indicating the number of Restricted Share Units credited to the Eligible Person and the Grant Dates of the Restricted Share Units and such other information that the Corporation considers relevant to the Eligible Person.

5.5        Legal Compliance

Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Persons as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

Article 6

Amendment and Termination

6.1        Amendment

a)

The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the Disinterested Shareholder approval for any amendment related to:

i.

the number or percentage of issued and outstanding Common Shares available for grant under the Plan;

ii.

a change in the method of calculation of redemption of Restricted Share Units held by Eligible Persons; and

iii.

an  extension  to  the  term  for  redemption  of  Restricted  Share  Units  held  by Eligible Persons.

b)

Unless an Eligible Person otherwise agrees, any amendment to the Plan or Restricted Share Unit shall apply only in respect of Restricted Share Units granted on or after the date of such amendment.

c)

Without  limiting  the  generality  of  the  foregoing,  the  Board  may  make  the  following amendments to the Plan, without obtaining shareholder approval:

i.

amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;

ii.

amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

iii.        amendments to the provisions of the Plan respecting the terms and conditions on which Restricted Share Units may be granted pursuant to the Plan, including the provisions relating to the payment of the Restricted Share Units; and

iv.

amendments to the Plan that are of a “housekeeping” nature.

6.2        Termination of the Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Restricted Share Units shall remain outstanding, be entitled to payments as provided under Section 3.4, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Restricted Share Units credited to such Eligible Person, or all outstanding and unredeemed Restricted Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

Article 7

General

7.1        Rights to Common Shares

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein. A holder of Restricted Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

7.2        No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Committee guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time.

7.3        Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Officer to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

7.4        Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and an Eligible Person, including without limitation, the estate of such Eligible Person and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or Eligible Person’s creditors.

7.5        Severability

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

SCHEDULE  A

RESTRICTED SHARE UNIT AGREEMENT

RESTRICTED SHARE UNIT PLAN OF ESPERANZA  RESOURCES CORP.

This Restricted Share Unit Grant Agreement is made the         day of                  _, 20       between ●, the undersigned “Eligible Person” (the “Eligible Person”), being an employee or director of Esperanza Resources Corp. (the “Corporation”), name or designated pursuant to the terms of the Restricted Share Unit Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect is herein referred to as the “Plan”), and the Corporation.

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that:

1.   The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2.   The Eligible  Person accepts and consents  to  and shall  be deemed  conclusively to  have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, the Committee, or any person to whom the Committee may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3.   On                                               ,  20     _,  the  Eligible  Person  was  granted         Restricted Share Units, which grant is evidenced by this Agreement.

4.   This Restricted Share Unit Grant Agreement shall be considered as part of and an amendment to any employment agreement between the Eligible Person and the Corporation and the Eligible Person herby agrees that the Eligible Person will not make any claim under that employment agreement for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in the Plan.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein.  Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

ESPERANZA RESOURCES CORP.

ELIGIBLE PERSON

Pet:     _____________________________

________________________________________

Authorized Signatory

Print Name:

(Eligible Person)